May 30, 2019

Lawrence Hannon
President and Chief Executive Officer
ProSight Global, Inc.
412 Mt. Kemble Avenue
Suite 300
Morristown, NJ 07960

       Re: ProSight Global, Inc.
           Amendment No. 2 to
           Draft Registration Statement on Form S-1
           Filed May 20, 2019
           CIK No. 0001634038

Dear Mr. Hannon:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
March 22, 2019 letter.

Amendment No. 2 to DRS

Risk Factors
Our business is dependent on the efforts of our principal executive officers., page 31

1. Please expand your discussion to discuss Mr. Beneducci's resignation as CEO and
       President and quantify the payments provided for in the Transition and Separation
       Agreement.
 Lawrence Hannon
FirstName LastNameLawrence Hannon
ProSight Global, Inc.
Comapany NameProSight Global, Inc.
May 30, 2019
Page 2
May 30, 2019 Page 2
FirstName LastName
Our amended and restated certificate of incorporation provides that the Court of Chancery of the
State of Delaware is the exclusive . . ., page 41

2. We refer to your revised disclosure in response to prior comment 6 that the exclusive forum for actions under the Securities Act or Exchange Act will be "either the Delaware
         Chancery Court or the federal district court for the District of Delaware." However, with respect to actions under the Exchange Act, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act. If your amended and restated certificate of incorporation will select a forum for Exchange Act claims, please revise your disclosure to clarify the forum selected. Please also state that there is uncertainty as to whether a court would enforce your exclusive forum provision.
Employment Agreements, page 136

3. Your revised disclosure states that the Separation Agreement supersedes and replaces Mr.
         Beneducci's employment agreement, except as otherwise provided in the Separation
         Agreement. Accordingly, please also ensure you file the employment agreement for Mr.
         Beneducci.
        You may contact Sasha Parikh at 202-551-3627 or Mark Brunhofer at 202-551-3638
if you have questions regarding comments on the financial statements and related matters.
Please contact Dorrie Yale at 202-551-8776 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Healthcare & Insurance
cc:      C. Andrew Gerlach - Sullivan & Cromwell LLP